Peak Provides Corporate Update on Recent Events and Operations

Montreal, Quebec--(Newsfile Corp. - December 15, 2020) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today provided the following update on its operations and recent events that have occurred since the end of the Company's third quarter of 2020.

JIANGYIN FINANCIAL CENTRE

Summary and Update:

The Jiangyin Financial Centre is an initiative of the city's municipal government. The city invited its 200,000+ businesses to join the Financial Centre to qualify for loans and credit from 34 banks and lending institutions based on data analysis and AI-based credit rules powered by the Lending Hub. Since its launch in late September, the Financial Centre has been responsible for almost 100 transactions and has brought more than 3,000 SMEs and several new raw material suppliers to the Lending Hub, including China's 2nd largest supplier of specialized steel products.

Relevance and Connection to Cubeler Lending Hub Ecosystem:

Peak is building its Cubeler Lending Hub ecosystem as a nation-wide commercial lending ecosystem. The Jiangyin Financial Centre can be seen as a smaller all-encompassing version of the nation-wide ecosystem that will be replicated in other cities and provide Peak with an effective way to accelerate the expansion of the Lending Hub.

Main Benefits to Peak:

  Government endorsement
  Rapid service expansion with increased transaction volumes
  Addition of new banks, lenders and businesses
  Template for replication to other cities

GOLD RIVER PLATFORM

Summary and Update:

The Gold River platform is a multi-faceted e-commerce platform that allows clients to purchase products, sell products, manage inventory, make financing requests, organize group purchases and perform a number of other tasks related to supply-chain transactions from the perspective of a supplier or a retailer. By the end of the third quarter, Peak began re-directing some transactions related to its supply-chain financing services, previously outsourced to a third-party, to Gold River. Since then, the platform has continued to be involved in an increasing number of supply-chain financing transactions and has played a pivotal role in helping Peak sign two important agreements with national wholesale distributors.

Relevance and Connection to Cubeler Lending Hub Ecosystem:

The platform used to operate independently of the Lending Hub but is now fully integrated as a key component of the ecosystem and serves as the gateway to the Lending Hub and the main interface through which Peak's product distribution partners interact with the ecosystem.

Main Benefits to Peak:

  Gateway to Lending Hub ecosystem for distribution partners

  Versatility to service raw material suppliers, wholesalers and retailers
  Ability to provide supply-chain financing related services previously outsourced by Peak

AGREEMENT WITH CONSUMER ELECTRONICS DISTRIBUTOR BEIJING DIANJING COMPANY LTD.

Summary and Update:

Under the terms of this agreement between Peak and Beijing Dianjing Company Ltd. ("BDC"), BDC's 60,000 online retailers are eligible to get up to 90% of the value of the products they purchase from BDC financed by the Lending Hub's participating banks and lending institutions. Since the signing of the agreement at the end of October, Peak was able to complete the data sharing interface between BDC's systems and Peak's Gold River platform, which is used as the interaction gateway between BDC and the Lending Hub ecosystem. A handful of closely-monitored and controlled transactions were also conducted, which are expected to continue before a planned large-scale deployment of the program in January 2021.

Relevance and Connection to Cubeler Lending Hub Ecosystem:

SMEs are the most important members of the Cubeler Lending Hub ecosystem. Without them, their data and their need for funding there would be no lenders, no ecosystem and no revenue for Peak. Considering that through June 2020, the Lending Hub had less than 25,000 business members, and yet Peak is on pace to exceed CAD$40M in revenue for the year, the potential of adding 60,000 new businesses to the Lending Hub with a single agreement is transformative for the Company in so many ways.

Main Benefits to Peak:

  Rapid addition of thousands of businesses to Lending Hub
  Exceptional annual revenue potential
  Entry into online retail vertical
  Template for replication with other distributors

AGREEMENT WITH PACKAGED FOODS DISTRIBUTOR BEIJING JINGYING MANAGEMENT LTD.

Summary and Update:

Similar to its agreement with BDC, Peak's agreement with packaged foods distributor Beijing Jingying Management Ltd. ("BJM") allows for BJM's 250,000+ retail clients to get up to 90% of the value of the products they purchase from BJM financed by the Lending Hub's participating banks and lending institutions. Peak and BJM are still working on a roll-out plan with the first transactions expected to come by the end of 2020.

Relevance and Connection to Cubeler Lending Hub Ecosystem:

With over 250,000 online and offline combined retailers potentially being added to the Lending Hub ecosystem from a single agreement, the BJM agreement is expected to have the biggest impact to date on the ecosystem. The signing of the agreement also validates Peak's theory that its agreement with consumer products distributor BDC would serve as a template for agreements with other distributors.

Main Benefits to Peak:

  Rapid addition of thousands of businesses to Lending Hub
  Exceptional annual revenue potential

AGREEMENT WITH ITALIAN RETAILER GRUPPO COIN AND NETWORK OF SOCIAL MEDIA INFLUENCERS

Summary and Update:

Peak identified a financing need from social media influencers who have become a powerful sales force in the retail space in China and sought to fill that need. Peak signed an agreement with Italian retailer Gruppo Coin to provide short-term loans to social medial influencers who organize product showcase events broadcasted on social media platforms such as TikTok to sell the retailer's products. This agreement with Gruppo Coin is merely a by-product of the relationship that Peak was able to establish with over 55,000 social media influencers with a combined 120M+ followers, which the Company expects to leverage to generate a new revenue stream by helping retailers all over the world sell to Chinese consumers. The first transactions under the Gruppo Coin agreement are pending and expected to happen shortly.

Relevance and Connection to Cubeler Lending Hub Ecosystem:

Many of the social media influencers operate as small businesses on TikTok and WeChat, which means they can and in fact must become members to the Lending Hub and give access to their business data to the platform in order to be eligible for loans and credit. Through its connection with certain social media influencers, Peak has been working on an interface that will allow sales and business related data to flow from TikTok, WeChat and other social media platforms to the Cubeler Lending Hub.

Main Benefits to Peak:

  Access to powerful network of social media influencers
  Provide entryway to Chinese retail market for North American and global retailers
  Creation of potential new revenue stream

ACQUISITION OF BANKING AI SOFTWARE COMPANY ZHONGKE SOFTWARE INTELLIGENCE LTD.

Summary and Update:

Peak announced that it would be acquiring banking AI software company Zhongke Software Intelligence Ltd. ("Zhongke"). Zhongke develops analytics and AI software used by banks and financial institutions in China to make decisions on loan and credit applications, as well as to process and to manage the applications. The company owns 3 patents, 42 copyrights and 3 trademarks. Peak and Zhongke are in the process of completing their due diligence prior to finalizing the transaction.

Relevance and Connection to Cubeler Lending Hub Ecosystem:

Whereas Lending Hub gathers and analyzes data on small business loan candidates from various sources and applies the banks' credit rules to the data to help them determine who to lend to and who not to lend to, Zhongke's software actually creates those credit rules, the logic that governs them and the AI capabilities to continuously improve them. So Zhongke's software picks up where the Lending Hub platform leaves the credit analysis process for banks and lenders, which makes the applications near perfect complements of one another.

Main Benefits to Peak:

  Strengthens Peak's IP portfolio
  Makes Lending Hub offering even more compelling to banks and lenders
  Complements Lending Hub data set for improved AI functions, risk analysis and other uses

IMPLEMENTATION OF NEW CHINESE DIGITAL CURRENCY ON GOLD RIVER AND LENDING HUB PLATFORMS

Summary and Update:

Peak's Gold River and Cubeler Lending Hub platforms are now ready to support China's new Digital Currency Electronic Payment (DC/EP), making them among the first to provide clients with the ability to conduct DC/EP transactions. The first DC/EP transactions on Lending Hub and Gold River are expected by the end of 2020.

Relevance and Connection to Cubeler Lending Hub Ecosystem:

By being able to conduct DC/EP transactions, Lending Hub clients are expected to benefit from lower interest rates for loans and credit facilitated through the platform, which should drive greater demand for Peak's services.

Main Benefits to Peak:

  First mover advantage and marketing leverage
  Potential increase demand for services

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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